Exhibit 16.1

December 4, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Safe Technologies
International Inc.
File No. 000-17746

Dear Sirs:

On November 26, 2012, we were informed that we were dismissed as the independent registered public accounting firm for Safe Technologies International, Inc. We have read the statements included under Item 4.01, Changes in Registrant’s Certifying Accountant, in the Form 8-K dated December 4, 2012, of Safe Technologies International, Inc. being filed with the Securities and Exchange Commission and are in agreement with the last two sentences of the first paragraph and with the statements contained in the second and third paragraphs related to our firm. We have no basis to agree or disagree with other statements made therein.

/s/ CohnReznick LLP
CohnReznick LLP
Roseland, New Jersey